Exhibit 1

Media

Release

FRIDAY 21 DECEMBER 2018

WESTPAC NOTES ADVICE RULING

Westpac acknowledges today’s decision by the Federal Court of Australia in relation to the provision of financial product advice.

ASIC commenced proceedings against Westpac Securities Administration Limited and BT Funds Management Limited in relation to calls to 15 customers concerning the rollover of superannuation accounts and contended that Westpac had provided “personal advice” on those calls and in the circumstances breached certain provisions of the Corporations Act. The case was heard in February this year.

The Court held today that the relevant Westpac entities did not provide personal advice on any of the relevant calls. However the Court found that the relevant entities breached their general obligations under section 912A(1)(a) of the Corporations Act. Westpac is currently considering the implications of this judgment.

Ends

For Further Information	For Further Information
Sharon Rockell	Andrew Bowden
Media Relations, BT Financial Group	Investor Relations, Westpac Group
T. 0420 598 994	T. 0438 284 863